ASIANADA, INC.
2121 Avenue of the Stars, Suite 2550
Los Angeles, CA 90067

November 18, 2008

Via EDGAR and FedEx

Mark Wojciechowski
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Asianada, Inc.
Item 4.01 Form 8-K
Filed November 6, 2008
File No. 333-136806

Dear Mr. Wojciechowski:

Asianada, Inc. (the “Company”) responds as follows to the Staff’s legal comments dated November 12, 2008 relating to the above-captioned Form 8-K. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided our response to each comment immediately thereafter.

Form 8-K filed November 6, 2008

1.
Please amend your disclosure to make reference to the going concern paragraph issued by your accountants in their reports dated September 25, 2008, and October 11, 2007. Item 304(a)(1)(ii) of Regulation S-K requires a statement about whether or not the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.

We have amended the Form 8-K to address the going concern paragraph. The Amendment No. 1 on Form 8-K/A was filed with SEC on November 13, 2008.

2.
In connection with filing an amended Form 8-K to address the above comment, please obtain and file as Exhibit 16 an updated letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

ASIANADA, INC.

Mark Wojciechowski
Securities and Exchange Commission
November 18, 2008

We have filed an updated letter from Madsen & Associates, CPA’s Inc. as Exhibit 16 to the Form 8-K/A, reflecting their agreement with the disclosures contained in the Form 8-K/A.

Closing Comments

At the request of the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me directly, or our outside counsel, Todd Mason (212-692-6731), should you require any further information with respect to this filing.

Asianada, Inc.

By:	/s/ Charles Bentz
Charles Bentz Chief Financial Officer

cc:	Todd Mason
Mintz Levin, et al.